Exhibit 1
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON REPORTS WHEELER RIVER SUMMER DRILL
PROGRAM COMPLETED; SUCCESSFULLY DELINEATES
PHOENIX ZONE A EXTENSION
Toronto, ON — October 20, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report results from the final 25 holes of the summer drill program on its Wheeler River property in northern Saskatchewan. Some of the very high grade uranium intercepts included hole WR-409 which returned 10.07% eU3O8 over 4.1 metres and WR-419 which intersected 5.1 metres grading 10.97% eU3O8, both of which were in Zone A of the Phoenix Deposits. In Zone B, WR-421 returned 19.13% eU3O8 over 2.1 metres. The attached map illustrates the significant results of the summer drill program.
Ron Hochstein, President and C.E.O. of Denison commented, “The 2011 drill program has expanded Zone A, and the new structures identified provide potential increases for both Zones A and B, which will be followed up in 2012.”
Based on internal estimates, Denison believes that the results from the 2011 drill program could potentially lead to an increase in Denison’s mineral resource estimates in Zone A by 10 to 15 million pounds U3O8. However, there has been insufficient exploration to properly define an increase in the mineral resource estimate at this time. Moreover, it is not certain that further exploration will result in the delineation of additional mineral resources at Zone A.
Phoenix “Zone A Extension”
Drilling in the summer of 2011 has successfully delineated numerous stacked northeast and east trending mineralizing structures that have significantly increased the width of the mineralized “Zone A Extension” at the northeast end of Zone A. The Zone A Extension currently has widths varying from 10 to 70 metres, a strike length of nearly 100 metres, and is open to the northeast. Ten mineralized holes presently define this trend. The most significant drill hole to date is WR-403 with 20.63% U3O8 over 6.0 metres and 13.30% U3O8 over 11.5 metres. Mineralization in this area also penetrates further into the basement providing additional basement targets at depth.
There are strong indications of other structures that could significantly increase widths along east west stacking trends based on existing geological, structural, geochemical and grade distribution features. There is evidence of similar stacked structures in Zone B as well.
These stacking structures along the eastern margins of the mineralization in both Zones A and B will be primary targets in the upcoming winter 2012 drill program.

Summer Drill Program Probe Results
The probe results from the final 22 holes of the summer program, not previously reported, are shown in the tables below. Three additional holes were completed on resistivity features and had no significant mineralized intersections.
Summer Zone A Drill Probe Results

	From	To	Interval	Probe Grade	GT	Cut-off Grade
Hole #	(m)	(m)	(m)	(% eU3O8)	Grade x thickness	(% eU3O8)
WR-408	391.2	395.1	3.9	1.37	5.3	0.05
WR-409	408.4	412.5	4.1	10.07	41.3	1.00
WR-410A	409.2	409.5	0.3	0.07	0.02	0.05
WR-411	395.2	398.4	3.2	0.36	1.2	0.05
WR-413	401.0	405.4	4.4	5.81	25.6	1.00
WR-414	No significant results
WR-415	395.0	402.8	7.8	0.49	3.8	0.05
WR-417	393.9	396.6	2.7	10.80	29.2	1.00
WR-418	No significant results
WR-419	392.5	397.6	5.1	10.97	56.0	1.00
WR-420	409.9	412.2	2.3	0.20	0.5	0.05
WR-422	392.2	393.8	0.9	1.16	1.0	1.00
WR-424	459.6	460.2	0.6	0.13	0.1	0.05
WR-425	472.1	473.6	0.5	0.19	0.3	0.05
WR-427	444.2	445.7	1.5	0.29	0.4	0.05
WR-429	457.1	461.2	4.1	0.15	0.6	0.05
WR-430	414.2	417.3	3.1	0.08	0.3	0.05
Summer Zone B Drill Probe Results

	From	To	Interval	Probe Grade	GT	Cut-off Grade
Hole #	(m)	(m)	(m)	(% eU3O8)	Grade x thickness	(% eU3O8)
WR-421	393.1	395.2	2.1	19.13	40.2	1.00
WR-423	390.3	390.7	0.4	0.06	0.1	0.05
WR-426	398.5	398.9	0.4	0.07	0.1	0.05
WR-428	385.2	387.0	1.8	0.08	0.2	0.05
WR-431	386.3	386.9	0.6	3.70	2.2	1.00
The foregoing drill results are calculated using down hole geophysical probes, which measure natural gamma radiation, and from which an indirect estimate of uranium content can be made. The result is referred to as “eU3O8” for “equivalent U3O8.
Summer Drill Program Assay Results
Assay results from the summer drill program, shown in the following table, confirmed the grades previously reported by Denison as initial probe results.

Summer Drill Assay Results

	From	To	Interval	Chemical Grade	GT
Hole #	(m)	(m)	(m)	(% U3O8)	Grade x thickness
WR-392	407.0	408.0	1.0	2.19	2.2
WR-393	407.0	407.5	0.5	0.07	0.1
WR-395	400.0	404.0	4.0	0.93	3.7
WR-403	394.5	400.5	6.0	20.63	123.8
And	401.5	413.0	11.5	13.30	153.0
WR-404	414.0	417.5	3.5	4.17	14.6
WR-405	391.5	396.0	4.5	12.22	55.0
And	405.5	407.0	1.5	3.31	5.0
Chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan and were a combination of geochemical and assay methods. The grades are reported at a 0.05% U3O8 cut off. WR-401 previously reported 38.48% eU3O8 over 8.4 metres will continue to be reported as equivalent grade due to poor core recovery.
Summer 2011 Overview
The summer drill program totaled 48 holes for 23,776 metres with the following distribution.

Area	Metres	No. of Holes
Zone A	15,581	32 (including 1 re-start)
Zone B	2,950	6
Zone D	468	1
Regional	4,777	9

Total	23,776	48

The Phoenix Deposits are located on the Wheeler River property which is located between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin. Denison is the operator and holds a 60% interest. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. All previous and current drill results from Phoenix Deposits have been tabulated and are presented on Denison’s website at www.denisonmines.com.
Qualified Person
The technical information contained in this press release related to the above described exploration activities is under the supervision of Lawson Forand, Denison’s Exploration Manager, Saskatchewan, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. All drill holes reported in this release were drilled at either -80 or -90 degrees and while the exact attitude of the mineralization remains uncertain, it is believed, at this time that the mineralized intervals represent near true widths. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website.

About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DEPOSIT
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval except WR-403 and WR-405.
• Reported results using downhole probe equivalent grade except WR-392, WR-395, WR-403, WR-404 and WR-405 that are reporting chemical assays.
• This map only shows partial results of the drilling for the 2011 summer program. Please refer to Denison's website for all results.
• Grade x Thickness contours based on probe equivalent grade results to hole WR-431 of the summer program.
• To accompany press release dated Oct 20, 2011
Uranium Intersection
Zone A Extension
WR-417
10.80%eU_3O_8/2.7m
WR-419
10.97%eU_3O_8/5.1m
WR-405
12.22%U_3O_8/4.5m
and
3.31%U_3O_8/1.5m
WR-409
10.07%eU_3O_8/4.1m
WR-404
4.17%U_3O_8/3.5m
WR-403
20.63%U_3O_8/6.0m
and
13.30%U_3O_8/11.5m
WR-422
1.16%eU_3O_8/0.9m
WR-408
1.37%eU_3O_8/3.9m
WR-395
0.93%U_3O_8/4.0m
WR-413
5.81%eU_3O_8/4.4m
WR-392
2.19%U_3O_8/1.0m
WR-421
19.13%eU_3O_8/2.1m
WR-431
3.70%eU_3O_8/0.6m
WR-420
WR-423
WR-426
Drill Grid Lines
Geophysical Grid Lines
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
396.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U_3O_8(%eU_3O_8)*m)
0
200m

WR-417 10.80%eU O /2.7m 3 8 Zone A Extension DENISON MINES CORP. L400N WR-419 WR-405 WHEELER RIVER PROPERTY 10.97%eU O /5.1m 3 8 12.22%U O /4.5m L350N 3 8 PHOENIX URANIUM DEPOSIT and 3.31%U O /1.5m Denison 60% Cameco 30% JCU 10% 3 8 L300N WR-409 WR-425 ? Only the highest grade WR-414 WR-429 10.07%eU O /4.1m WR-427 Uranium Intersection 3 8 WR-418 intersections are shown where WR-430 drill holes have more than one WR-411 mineralized interval except WR- L250N WR-404 403 and WR-405. 4.17%U O /3.5m WR-403 3 8 WR-415 Reported results using downhole 20.63%U O /6.0m 3 8 probe equivalent grade except and L600N WR-392, WR-395, WR-403, L200N 13.30%U O /11.5m WR-404 and WR-405 that are WR-410A 3 8 reporting chemical assays. Lines WR-422 This map only shows partial L550N Grid 1.16%eU O /0.9m WR-420 results of the drilling for the L150N 3 8 2011 summer program. Please Drill refer to Denison’s website for all WR-408 results. 1.37%eU O /3.9m L500N ? 3 8 Grade x Thickness contours L100N based on probe equivalent WR-395 WR-413 grade results to hole WR-431 of 0.93%U O /4.0m 5.81%eU O /4.4m the summer program. L50N 3 8 3 8 L450N ? To accompany press release dated Oct 20, 2011 WR-392 L400N 2.19%U O /1.0m L0 3 8 398.107 L350N 158.489 L50S 63.096 25.000 10.000 L300N 3.981 L100S WR-421 1.585 19.13%eU O /2.1m 3 8 0.631 L250N 0.251 0.100 0.040 0.016 L200N 0.006 0.003 WR-423 0.001 L150N 0.000 drill hole collar and trace grade*thickness WR-426 WR-428 pelite (%U O (%eU O )*m) 3 8 3 8 graphitic pelite L100N garnetiferous pelite semipelite quartzite L50N WS thrust fault WS hangingwall fault WR-431 cross fault 3.70%eU O /0.6m 3 8 Geophysical L0 Grid 0 200m Lines L